Exhibit 99.4

FOR IMMEDIATE RELEASE	For further information contact: Brad Miller, Investor Relations Director Country/City Code 8862 Tel: 2656-8016 brad.miller@gigamedia.com.tw
GigaMedia Completes Sale of Legacy ISP Business;
Books One-Time Gain
HONG KONG, September 25, 2008 — GigaMedia Limited (NASDAQ: GIGM) announced today the successful completion of the sale of its legacy cable and corporate Internet service provider (“ISP”) business, consistent with GigaMedia’s focus on the high-margin, high-growth online entertainment sector.
GigaMedia expects the transaction to be EPS neutral in 2009. For the third quarter of 2008, GigaMedia expects to record a one-time after-tax gain of approximately $8 million as a result of the sale, which will be partially offset by a one-time write-off of certain assets related to the Asian online game business.
GigaMedia will report the results of operations of the ISP business as a discontinued operation for the third quarter of 2008, and retroactively for all previous quarters, in accordance with U.S. GAAP FAS 144.
This disposal of the last remaining ISP business units effectively concludes GigaMedia’s strategic restructuring begun after the arrival of a new management team in 2004.
About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops and licenses software for online gaming. GigaMedia also operates online games businesses including FunTown, a leading Asian casual games operator and the world’s largest online MahJong game site in terms of revenue, and T2CN, a leading online sports game operator in China. More information on GigaMedia can be obtained from www.gigamedia.com.tw.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2008.
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